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                                                                Exhibit 99.1 (F)



                           Jones, Day, Reavis & Pogue
                                 77 West Wacker
                                   Suite 3500
                             Chicago, Illinois 60601
                                  312-782-3939

                                  June 4, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Exelon Corporation SEC File No. 70-10003

Ladies and Gentlemen:

We refer to the Application-Declaration on Form U-1 in File No. 70-10003, as amended (the "Application"), under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed by PECO Energy Company ("PECO"), a Pennsylvania corporation and a utility subsidiary of Exelon Corporation, a registered holding company under the Act, and authorized by order of the Commission dated December 27, 2001 (the "Order") granting authority under
Section 13 of the Act for PECO to provide certain services to PECO Energy Transition Trust ("PETT") at a price other than cost as defined in Commission rules pursuant to an Amended and Restated Master Servicing Agreement, dated March 25, 1999, as amended; all as more fully described in the Application and the Order.

         We have acted as counsel to Exelon, PECO and PETT in connection with the filing of the Application. All capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Application.

         In connection with this opinion, we have examined the Application and the Servicing Agreement, and originals, or copies certified to our satisfaction, of such corporate records of Exelon, PECO and PETT, certificates of public officials, orders of regulatory bodies having jurisdiction over aspects of the Transaction, certificates of officers and representatives of PECO and PETT and such other documents, records and matters of law as we have deemed necessary for the purposes of this opinion.

         Based on the foregoing, and subject to the assumptions, qualifications and limitations hereinafter specified, we are of the opinion that:

         1. The laws of the State of Pennsylvania applicable to the Transaction have been complied with.


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         2.    The consummation of the Transaction does not violate the legal rights of the lawful holders of any securities issued by PECO, PETT or any associate company of either of them.

         The opinions expressed above in respect of the Transaction as described in the Application are subject to the following assumptions or conditions:

               a. The authorizations and approvals of the Transaction given by the Board of Directors of PECO and the appropriate approvals of PETT were in effect at the closing thereof.

               b. The Transaction was accomplished in accordance with required approvals, authorizations, consents, certificates and orders of all state and federal commissions or regulatory authorities having jurisdiction over the Transaction (including the approval of the Pennsylvania Public Service Commission under the applicable laws of the Commonwealth of Pennsylvania) and all such required approvals, authorizations, consents, certificates, orders and registrations remained in effect at the closing thereof.

               c. We have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies. As to various questions of fact material to such opinions we have, when relevant facts were not independently established, relied upon certificates by officers of PECO and other appropriate persons and statements contained in the Application.

         We hereby consent to the filing of this opinion as an exhibit to the Application.

                                                      Respectfully yours,

                                                      Jones, Day, Reavis & Pogue

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